UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               ------------------

                               MAXX PETROLEUM LTD.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    57777D20
                                 (CUSIP Number)

                               ------------------

                                   MARK PHIPPS
                           CANFUND VE MANAGEMENT LTD.
                         SUITE 530, 400 5TH AVENUE S.W.
                            CALGARY, ALBERTA T2P 0L6
                                 TEL. NO.: (403)
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               ------------------

                           MARCH 27 AND MARCH 28, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 57777D20                                                PAGE 2 OF 6

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CanFund VE Management Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]
         (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See instructions)


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Alberta
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                       -0-
      REPORTING PERSON        --------------------------------------------------
            WITH              8        SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                   -0-
       OWNED BY EACH          --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.00%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

CUSIP NUMBER 57777D20                                                PAGE 3 OF 6

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CanFund VE Investors, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [_]
         (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See instructions)


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Alberta
--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                       -0-
      REPORTING PERSON        --------------------------------------------------
            WITH              8        SHARED VOTING POWER
      NUMBER OF SHARES
        BENEFICIALLY                   -0-
       OWNED BY EACH          --------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                       -0-
                              --------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.00%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

CUSIP NUMBER 57777D20                                                PAGE 4 OF 6

ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 2 to Schedule 13D is filed by the

undersigned to amend and supplement the Schedule 13D, dated as of October 16,

2000 and Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on

November 23, 2000 (the "Schedule 13D") with respect to the Common Shares (the

"Common Shares") of Maxx Petroleum Ltd., an Alberta corporation (the "Company").

The address of the principal executive offices of the Company is Suite 900, 606

4th Street SW, Calgary, Alberta T2P 1T1.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Unchanged.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.


ITEM 4.  PURPOSE OF TRANSaCTION.

                  The Reporting Persons acquired the Common Shares for

investment purposes and the Reporting Persons held the Common Shares for investment purposes. The Reporting Persons reviewed and analyzed on a continuing basis their investments, including the Common Shares, in order to determine whether shareholder value is better served by holding those investments,

disposing of or monetizing those investments or approaching management and/or the board of directors of such company to seek changes to maximize long-term shareholder value for its shareholders.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as

follows:

                  (a)      As of the date hereof, neither CanFund nor Investors

owns of record any Common Shares of the Company's issued and outstanding Common

Shares.

                  (b)      Not applicable.

                  (c)      On March 27, 2001, the Reporting Persons sold an

aggregate of 1,367,500 Common Shares through The Toronto Stock Exchange, at an average price per share of Cdn.$6.484, for an

CUSIP NUMBER 57777D20                                                PAGE 5 OF 6

aggregate gross sale price of Cdn.$8,867,368.50. On March 28, 2001, the

Reporting Persons sold an aggregate of 1,166,600 Common Shares through The

Toronto Stock Exchange, at an average price per share of Cdn.$6.448, for an aggregate gross sale price of Cdn.$7,522,504.16.

                  (d)      Not Applicable.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  Not Applicable.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Not Applicable.

CUSIP NUMBER 57777D20                                                PAGE 6 OF 6


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.


Dated as of March 29, 2001


                                   CANFUND VE MANAGEMENT LTD.


                                   By:  /s/  Mark Phipps
                                        ---------------------------------------
                                        Name:      Mark Phipps
                                        Title:     Vice President


                                   CANFUND VE INVESTORS, L.P.


                                   By:  /s/  Mark Phipps
                                        ---------------------------------------
                                        Name:      Mark Phipps
                                        Title:     Vice President